                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                      -------------------------------------

                                   FORM 11-K-A

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One:)
/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1999

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transition period from ____________ to ____________

                        Commission file number: 000-21326

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            Anika Therapeutics, Inc.
                      Employee Savings and Retirement Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Anika Therapeutics, Inc.
                             236 West Cummings Park
                                Woburn, MA 01801
                                 (781) 932-6616

                            ANIKA THERAPEUTICS, INC.
                       EMPLOYEE SAVINGS & RETIREMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1999 and 1998

                                                                                      1999             1998
               INVESTMENTS (Notes 2, 3, 5)
                 Participant directed, at fair value -
                   Money market fund                                            $  136,666       $   85,703
                   Employer common stock                                           402,361          370,565
                   Mutual funds                                                  1,402,960          944,818
                   Participant loans                                               100,232           79,444
                                                                                ----------       ----------
                     Total investments                                           2,042,219        1,480,530

               CONTRIBUTIONS RECEIVABLE                                             13,351            9,973
                                                                                ----------       ----------
               NET ASSETS AVAILABLE FOR BENEFITS                                $2,055,570       $1,490,503
                                                                                ==========       ==========

        The accompanying notes are an integral part of these statements.

                            ANIKA THERAPEUTICS, INC.
                       EMPLOYEE SAVINGS & RETIREMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                                                            1999
                                                                                                          --------
       Interest & dividends                                                                            $    99,884

       Contributions by:
         Employees                                                                                         237,138
         Employer                                                                                          160,142
         Rollover distributions, net                                                                      (51,835)
                                                                                                          --------
           Total contributions                                                                             449,115
                                                                                                          --------
             Total additions                                                                               548,999
                                                                                                          --------

       Less:
         Distributions to former participants                                                              244,408
                                                                                                          --------

           Net increase (decrease) before realized gains and losses                                        304,591
       Net realized and unrealized investment gains and losses                                             260,477
                                                                                                          --------
           Net increase in net assets                                                                      565,068
       Net assets available for benefits, beginning of year                                              1,490,502
                                                                                                          --------
       Net assets available for benefits, end of year                                                  $ 2,055,570
                                                                                                       ===========


         The accompanying notes are an integral part of this statement.

                            Anika Therapeutics, Inc.
                       Employee Savings & Retirement Plan

                          NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

GENERAL

The Anika Therapeutics, Inc. Employee Savings and Retirement Plan (the Plan), established July 1, 1993 and as amended and restated effective January 1, 1998, is a defined contribution plan under which substantially all employees who are at least age 21 and are regularly scheduled to perform 1,000 hours of service in a Plan year, are eligible to participate. The Plan is intended to assist Anika Therapeutics, Inc. (the Employer) in its efforts to attract and retain competent employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

BENEFITS PAID

Benefits under the Plan are payable upon normal (after age 65) or early (after age 55) retirement, death, disability, severe financial hardship or termination of service, and are based on the balance in the participant's account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan.

ADMINISTRATION

The Plan is administered by the Retirement Committee, which is appointed by the Employer's Board of Directors (the Board). Two members of the Employer's senior management have been appointed by the Board to serve as trustees of the Plan. Information about the Plan agreement, such as provisions for allocations to participants' accounts, vesting, benefits and withdrawals is contained in the Summary Plan Description. Copies of this document are available from the Retirement Committee. Retirement Alliance, Inc. has been appointed as record keeper of the Plan.

ADMINISTRATIVE EXPENSES

All investment-related expenses for the years ended December 31, 1999 and 1998 were charged against Plan earnings. Substantially all other expenses were paid by the Employer.

CONTRIBUTIONS

Participants may elect to defer, subject to certain limitations, from 1 percent to 13 percent of annual compensation as contributions to the Plan. The Employer makes matching contributions of 100% of each contributing participant's deferred contribution up to 5% of each participant's salary. The Plan allows for the Board to authorize additional contributions allocated to participants based on salary. During the year ended December 31, 1999, there were no additional contributions authorized.

VESTING

Participants employed prior to October 1, 1996 are 100 percent vested in their entire account balance at all times. Participants employed on or after October 1, 1996 are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer matching contributions and profit sharing contributions are based on years of credited service and are subject to the following vesting schedule:

                           Years of Credited                   Vested
                               Service                        Interest
                                  1                              20%
                                  2                              40%
                                  3                              60%
                                  4                              80%
                                  5                              100%

The nonvested portion of a participant's account at the time of termination is used to offset future Employer contributions.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants. Upon termination, participant accounts will become 100 percent vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

2. USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

VALUATION OF INVESTMENTS

MUTUAL FUNDS - The fair value of the participation units in mutual funds is based on the quoted redemption value on the last business day of the year.

EMPLOYER COMMON STOCK - This investment consists of the Employer's common stock, which is valued at the last reported sale price during the year as reported on Nasdaq.

The fair value of individual investments that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 1999 or 1998, are summarized as follows:

                                                                                           1999                1998
                                                                                           ----                ----
Employer common stock                                                                    $402,361            $370,565
Baron Asset Fund                                                                          123,858             135,108
Invesco Industrial Income Fund                                                            117,014              57,660
GAM International Fund                                                                    311,356              89,675
Janus Fund                                                                                334,571             177,102
Neuberger & Berman Guardian Fund                                                          102,938             250,975
20th Century Ultra Fund                                                                   162,727              74,918
Schwab S&P 500 Index Fund                                                                 163,675              95,255
Schwab Retirement Money Market Fund                                                       139,950              85,703

During the year ended December 31, 1999, the Plan's investments appreciated in fair value as follows:


                                                                                                  Amount
                                                                                                ----------
Mutual funds                                                                                      $186,081
Employer common stock                                                                               74,396
                                                                                                  --------
Total realized and unrealized appreciation in value of investments                                $260,477
                                                                                                  ========

3. INVESTMENT PROGRAMS

FUND OPTIONS

As of December 31, 1999 and 1998, contributions to the Plan are invested in one or more of 11 separate investment options at the direction of each participant. The investment options are: (1) Chas. Schwab Retirement Money Market Fund, (2) Strong Short Term Bond Fund, (3) Founders Balanced Fund, (4) Invesco Industrial Income Fund, (5) Schwab S&P 500 Index Fund, (6) Janus Fund, (7) 20th Century Ultra Fund, (8) Baron Asset Fund, (9) GAM International Fund, (10) Neuberger and Berman Guardian Fund and (11) Anika Therapeutics, Inc. common stock.

In the accompanying statements of net assets available for benefits as of December 31, 1999 and 1998, all of the mutual funds are aggregated for presentation purposes and the Employer stock and money market fund are shown individually.

INVESTMENT INCOME AND EXPENSES

Each participant's account shall be allocated the investment income and expenses of each fund based on the value of each participant's accounts in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or disbursements from the participant's account. General expenses of the Plan not attributable to any particular fund shall be allocated among participants' accounts in proportion to the value of each account, taking into consideration the participant's contributions and distributions.

PARTICIPANT LOANS

A participant may, with the approval of the trustees, borrow from his or her own account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested account balance. Participants may not have more than one loan outstanding at any time. Loans, which are repayable biweekly over periods generally up to five years, are collateralized by notes and by a security interest in the borrower's vested account balance. The loans bear interest at the rate of prime plus 2 percent, determined at the time the loan is approved.

4. FEDERAL INCOME TAX STATUS

The plan obtained its latest determination letter on July 10, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter. However, the Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. SUPPLEMENTAL SCHEDULE

The following supplemental schedule of assets held for investment is included as a required schedule under ERISA.

SCHEDULE 1

                         IDENTITY AND DESCRIPTION OF ISSUES:                                           VALUE
                         -----------------------------------                                           -----
Participant directed
  Chas. Schwab Retirement Money Market Fund                                                         $ 136,666

  Mutual funds -
     Strong Short Term Bond Fund                                                                       55,135
     Founders Balance Fund                                                                             31,686
     Invesco Industrial Income Fund                                                                   117,014
     Schwab S&P 500 Index Fund                                                                        163,675
     Neuberger & Berman Guardian Fund                                                                 102,938
     Janus Fund                                                                                       334,571
     20th Century Ultra Fund                                                                          162,727
     Baron Asset Fund                                                                                 123,858
     GAM International Fund                                                                           311,356
                                                                                                    ---------
  Total mutual funds                                                                                1,402,960
                                                                                                    ---------

Employer common stock                                                                                 402,361

Participants loans (bearing interest at rates ranging between 9.75
  and 10.5 percent)                                                                                   100,232
                                                                                                    ---------
Total Investments                                                                                  $2,042,219
                                                                                                   ==========

                              REQUIRED INFORMATION

Item 4. Plan financial statements and schedule for the year ended December 31, 1999, prepared in accordance with the financial reporting requirements of ERISA.

                                                                                            PAGE NUMBER
                                                                                           IN THIS REPORT
                                                                                           --------------
Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998                 F-1

Statement of Changes in Net Assets Available for Benefits for
  the year ended December 31, 1999                                                               F-2

Notes to Financial Statements                                                                    F-3

Supplemental Schedule:
Schedule I:  Schedule of Assets held for Investment as of December 31, 1999                      F-8


                                    Signature

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                        Anika Therapeutics, Inc.
                                        Employee Savings and Retirement Plan

                                              By: /s/ Douglas R. Potter
                                                 -------------------------------
                                                 Douglas R. Potter, Trustee

Dated: June 29, 2001